Lehman Brothers
July 11, 2006
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549
Attn: Tangela Richter

Re:	VALERO GP HOLDINGS, LLC Registration Statement on Form S-1 (File No. 333-132917)
Ladies and Gentlemen:
     As the underwriters of the of the proposed public offering of up to 19,837,500 Units Representing Limited Liability Company Interests, we hereby join Valero GP Holdings, LLC’s request that the above-reference Registration Statement be declared effective on July 13, 2006 at 3:00 p.m. Eastern time, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 30, 2006, through the date hereof:

Securities and Exchange Commission	-2-	July 11, 2006
Preliminary Prospectus dated June 30, 2006;
49,770 copies to prospective Underwriters, institutional investors, dealers and others.

Very truly yours,

LEHMAN BROTHERS INC.
CITIGROUP GLOBAL MARKETS INC.
GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. INCORPORATED
RBC CAPITAL MARKETS CORPORATION
UBS SECURITIES LLC
A.G. EDWARDS & SONS INC.
WACHOVIA CAPITAL MARKETS, LLC
CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.
J.P. MORGAN SECURITIES INC.
KEYBANC CAPITAL MARKETS,
     a division of mcdonald investments, inc.
RAYMOND JAMES & ASSOCIATES, INC.
OPPENHEIMER & CO. INC.
PETRIE PARKMAN & CO., INC.
SANDERS MORRIS HARRIS INC.

By:	LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson
Arlene Salmonson
Vice President

Valero GP Holdings, LLC
One Valero Way
San Antonio, Texas 78249
July 11, 2006
VIA FACSIMILE: (202) 551-3687
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Registration Statement on Form S-1 (No. 333-132917) of Valero GP Holdings, LLC
Ladies and Gentlemen:
     On behalf of Valero GP Holdings, LLC (“Valero GP Holdings”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m., Washington, D.C. time, on Thursday, July 13, 2006, or as soon thereafter as practicable. Valero GP Holdings hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Valero GP Holdings from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	Valero GP Holdings may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This request has also been transmitted via EDGAR.

Very truly yours, Valero GP Holdings, LLC
By:	/s/ Bradley C. Barron
	Name:	Bradley C. Barron
	Title:	Vice President - General Counsel and Secretary